TAL International Group, Inc. Investor Conference Call April 28, 2016 Filed by TAL International Group, Inc. pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: TAL International Group, Inc. Commission File No. 001-32638 Date: April 28, 2016

2 Disclaimer Forward-Looking Statements Certain statements included in this presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the proposed transaction between Triton Container International Limited (“Triton”) and TAL International Group, Inc. (“TAL International”), the estimated or anticipated future results and benefits of Triton and TAL International following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL International’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; uncertainty as to the long-term value of Holdco common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2014 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission ("SEC") and in the registration statement on Form S-4 that was filed with the SEC by Triton International Limited (“Holdco”). There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this press release. Triton and TAL International anticipate that subsequent events and developments will cause Triton’s and TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this presentation. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, as stated above, Holdco has filed with the SEC a registration statement on Form S-4/A that includes a preliminary prospectus of Holdco and also includes a preliminary proxy statement of TAL International. The SEC has not yet declared the registration statement effective. After it is declared effective, TAL International will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary. The respective directors and executive officers of Triton, TAL International and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International’s directors and executive officers is available on Form 10K/A filed with the SEC on April 22, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.

3 Highlights  TAL’s profitability in the first quarter continued to be impacted by difficult market conditions  Adjusted pretax income of $14.6 million in Q1 2016 ($0.44 / share)  Leasing revenue of $149.2 million  TAL’s average utilization decreased to 92.2% in the first quarter, but it remains solid and continues to drive strong cash flow  TAL declared a dividend of $0.45 per share payable on May 26, 2016 to shareholders of record as of May 12, 2016  TAL continues to make progress on the announced merger with Triton Container International to create the world’s largest, most efficient and most capable container leasing company

The Difficult Market Is Impacting All of TAL's Key Operating Metrics


Trended Overall Utilization (CEU)
100%
90%
80%
70%


Overall Lease Rate Index (CEU) (1)
Per Diem Rate Index
110%
105%
100%
95%
90%
85%
80%


Dry Container Pick-Up / Drop-off Activity (1)
80,000
60,000
40,000
20,000
0
(20,000)
(40,000)

(1) Excludes impact of sale-leaseback transactions


Used Dry Container Sales Index (2)
Sales Price Index
240%
220%
200%
180%
160%
140%
120%
100%
80%
20' Price Index
40' Price Index

(2) Excludes Sales of New Equipment

4

5 The Foundations For A Recovery Seem To Be In Place  The global container fleet has been shrinking since the middle of 2015  New production volumes low, while disposal volumes high  An increase in trade growth should quickly translate to increased leasing demand  Steel prices have rebounded well off recent lows  New container prices should increase when container production volumes return to normal, assuming improvement in steel prices is sustained  Increased new container prices would lead to higher market leasing rates, less re- pricing pressure and increased demand for TAL’s existing containers  Increase in new container prices would also support improvement in used container sale prices  Improved utilization and better used container sale prices would have significant upside leverage for TAL profitability  Believe improved trade growth is the needed catalyst to spark improved conditions

6 New Container Production and New Container Price vs. Steel Price $- $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 20DC New Container Price vs. Steel Input Cost 20DC Price Steel Cost 0.0 0.2 0.4 0.6 0.8 1.0 T E U (i n M ill io n s ) New Dry Container Production Leasing Shipping Source: Drewry Annual Report 2015/16 and data from internal sources. 2014: 3.14M TEU 2015: 2.25M TEU Estimated Quarterly Disposals $442 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 20DC New Container Price Minus Steel Input Cost

7 TAL’s Cash Flow Is Well Protected By Our Strong Lease Portfolio Lease Portfolio – March 2016 ** Includes expired long-term leases Average remaining duration of long-term & finance leases was approximately 42 months as of March 31, 2016 The large majority of TAL’s containers are on-hire under multi-year long-term leases… ...And containers returned are well positioned to go back on hire when demand improves Location of Dry Container Leasing Inventory Note: Dry Container Leasing Inventory excludes factory and sale units 7.7% 4.9% 68.7% 74.5% 23.6% 20.6% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% CEU NBV Finance lease Long Term Lease Short-term ** 0% 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% 2 0 0 7 -Q 1 2 0 0 7 -Q 3 2 0 0 8 -Q 1 2 0 0 8 -Q 3 2 0 0 9 -Q 1 2 0 0 9 -Q 3 2 0 1 0 -Q 1 2 0 1 0 -Q 3 2 0 1 1 -Q 1 2 0 1 1 -Q 3 2 0 1 2 -Q 1 2 0 1 2 -Q 3 2 0 1 3 -Q 1 2 0 1 3 -Q 3 2 0 1 4 -Q 1 2 0 1 4 -Q 3 2 0 1 5 -Q 1 2 0 1 5 -Q 3 2 0 1 6 -Q 1 Asia NASA Europe

8  Powerful strategic combination  25% market share of leasing fleet  Complementary customer and product line strengths  Cost, capability and relationship leadership  Positive reception from customers  Significant financial benefits  On track to achieve $40 million in annual cost savings  Expect significant EPS accretion for TAL’s shareholders  Merger process on track  Received all anti-trust approvals  SEC S-4 registration statement review process progressing  Organizational planning mostly complete  Expect to close during second quarter Merger Update

9 2016 Financial Summary Consolidated Statements of Income (Dollars in thousands, except per share data) 2016 2015 % change Leasing Revenue $149,223 $148,975 0.2% Depreciation and amortization $63,226 $58,384 8.3% Interest and debt expenses $29,151 $29,243 -0.3% Direct operating expenses $17,650 $8,799 100.6% Administrative expenses $10,713 $11,782 -9.1% Leasing Margin $28,483 $40,767 -30.1% Trading Margin $27 $1,414 -98.1% Loss on sale of leasing equipment -$13,930 -$1,449 NM Adjusted Pre-tax Income (A) $14,580 $40,732 -64.2% Adjusted pre-tax income per share $0.44 $1.23 -64.2% Adjusted pre-tax return on tangible equity 5.5% 16.0% -65.6% Adjusted Net Income $8,387 $26,350 -68.2% Adjusted Net Income per share $0.25 $0.80 -68.8% Three Months Ended March 31, (A) Adjusted pre-tax income excludes net losses and gains on interest rate swaps, write-off of deferred financing costs and transaction costs related to pending merger of $2.2MM in Q1 2016 and $0.2MM in Q1 2015.

10 Summary of Major Earnings Drivers Decrease in disposal prices • Loss on units moved to sale • Mark-to-market of sales inventory (1) Revenue lost due to lower extension and re-lease per diem rates from lease re-pricing and containers returned from high-rate leases (2) Impact of lower utilization at current lease rates & storage cost (3) Increase in net redelivery fees due to higher drop-off volumes Q1 2015 to Q1 2016 Impact on Pretax Income ($ millions) Major Drivers of TAL’s Earnings Comments Decrease in average lease rates(1) Lease rate pressure will continue ($8.5) Decrease in utilization(2) Opportunity for recapture in the peak season ($11.0) ($4.5) ($8.0) Will continue as long as prices low Eliminated when prices stabilize Adjusted Pretax Income ($ millions) Q1 2016 Q1 2015 Change $14.6 $40.7 ($26.1) Increase in net redelivery fees(3) $3.5 Eliminated when market stabilizes

11 2016 Financial Summary March 31, December 31, 2016 2015 % change Revenue earning assets $4,153,588 $4,160,928 -0.2% Cash and cash equivalents 102,667 89,209 15.1% Accounts receivable, net of allowances 91,228 95,709 -4.7% Other assets 94,036 88,230 6.6% Total assets $4,441,519 $4,434,076 0.2% Accounts payable and other accrued expenses $105,927 $76,444 38.6% Net deferred Income tax liability 450,176 456,123 -1.3% Debt* and equipment purchase payable 3,248,619 3,236,497 0.4% Total liabilities 3,804,722 3,769,064 0.9% Tot l stockholders' equity 636,797 665,012 -4.2% Total liabilities and stockholders' equity $4,441,519 $4,434,076 0.2% Net Debt / REA 76.3% 76.4% * Net of deferred financing costs of $24.4MM and $31.6MM respectively Consolidated Balance Sheets (Dollars in thousands)

12 Consolidated Statement of Cash Flows (Dollars in thousands) 3/31/2016 3/31/2015 Adjusted Net Income 8,387 26,349 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 64,793 58,624 Net loss on sale of equipment 13,930 1,449 Deferred income taxes 6,193 14,384 Other non-cash expenses 3,361 4,668 Cash generated from operating income 96,664 105,473 Net change in working capital (1,128) (14,225) Net cash provided by operating activities 95,536 91,248 Purchases of leasing equipment (including investment in direct finance leases) (97,141) (258,552) Proceeds from sale of equipment, net of selling costs 29,686 37,661 Cash collections on direct financing leases, net of unearned income & other 10,390 10,400 Net cash (used in) investing activities (57,065) (210,491) Net (payments)/borrowings under debt facilities (10,169) 139,315 Decrease in restricted cash 1,315 607 Common stock dividends paid (14,844) (23,656) Purchases of Treasury Stock - (4,446) Net cash (used in)/provided by financing activities (23,698) 111,820 Increase/(decrease) in cash and cash equivalents 14,773 (7,423) Cash and cash equivalents, beginning of period 58,907 79,132 Cash and cash equivalents, end of period (excludes restricted cash) 73,680 71,709 Three months ended 2016 Financial Summary

13 Debt Summary  Debt maturities well structured, with cash flows sufficient to meet required principal amortization and no near-term maturity cliffs  TAL is well protected from a rise in interest rates due to high percentage of long-term fixed interest rates  Triton debt maturities are similarly well structured with no near term maturity cliff  Triton merger has limited impact on existing debt facilities  100% stock-for-stock transaction – no incremental debt required to close the transaction  Existing facilities have no change-of-control issues ($ in 000) Principal 2016 2017 2018 2019 & Beyond Term Notes 2,168,125 225,755 303,112 281,399 1,357,860 Total Revolving Credit Facilities 1,065,000 - 15,500 507,000 542,500 Total Required Principal Payments 3,233,125 225,755 318,612 788,399 1,900,360 TAL Debt Summary as of 3/31/16 Principal Payments

14  TAL continued to face difficult market conditions in the first quarter  The foundations for a substantial improvement in market conditions are in place, but increasing trade volumes remain the necessary catalyst for a recovery  We expect our Adjusted pretax income to decrease from the first to the second quarter of 2016  Profitability trend for the rest of 2016 will depend on whether and how strongly market conditions recover  Our announced merger with Triton to create the world’s largest, most capable and most efficient container leasing company is proceeding on target  We expect the merger to close in the second quarter, pending notification from SEC that the proxy is effective  We expect to achieve significant operational advantages and financial benefits for TAL’s shareholders Conclusions

15 Appendix

16 Depreciation as a percent of Revenue Earning Assets TAL Depreciation Policy Conservative Relative to Peers Depreciation Policy Comparison Note: TEX & CAI Depreciation adjusted to reclassify impairments on containers identified for sale to gain on sale. REA excludes investment in finance leases. (A) Figures not disclosed (B) Reduced from $1,650 to $1,450, effective as of July 1, 2015 3% 4% 5% 6% 7% 8% 9% Q 1 '0 8 Q 2 '0 8 Q 3 '0 8 Q 4 '0 8 Q 1 '0 9 Q 2 '0 9 Q 3 '0 9 Q 4 '0 9 Q 1 '1 0 Q 2 '1 0 Q 3 '1 0 Q 4 '1 0 Q 1 '1 1 Q 2 '1 1 Q 3 '1 1 Q 4 '1 1 Q 1 '1 2 Q 2 '1 2 Q 3 '1 2 Q 4 '1 2 Q 1 '1 3 Q 2 '1 3 Q 3 '1 3 Q 4 '1 3 Q 1 '1 4 Q 2 '1 4 Q 3 '1 4 Q 4 '1 4 Q 1 '1 5 Q 2 '1 5 Q 3 '1 5 Q 4 '1 5 Q 1 '1 6 TAL TEX CAI TAL TRITON TEX CAI Useful Lives (Years) Residual Values ($) Useful Lives (Years) Residual Values ($) Useful Lives (Years) Residual Values ($) Useful Lives (Years) Residual Values ($) Dry containers 20 foot 13 1,000 13 1,000 13 1,050 13 1,050 40 foot 13 1,200 13 1,200 13 1,300 13 1,300 40 foot high cube 13 1,400 13 1,400 13 1,450(B) 13 1,650 Refrigerated containers 20 foot 12 2,500 12 2,250 (A) (A) 12 2,750 40 foot high cube 12 3,500 12 3,250 12 4,500 12 3,500

Pro Forma Income Statement, Including Estimated Synergies

TAL

$ in 000; except per share	Year Ended 12/31/2015 Triton	Year Ended 12/31/2015 TAL	Adjustments (1)	Merger Impacts (2)	Pro Forma Before Purchase Accounting	Estimated Purchase Accounting	Pro Forma After Purchase Accounting
Total Leasing Revenue	$ 707,839	$ 608,004			$1,315,843	$(119,533)	$1,196,310
Operating Expenses							
Depreciation	300,470	242,538			543,008	(71,389)	471,619
Interest Expense	146,140	118,280			264,420	(3,762)	260,658
Direct Operating Expenses, Bad Debt, & Other	52,495	49,035			101,530		101,530
Management, General, & Administrative	75,620	51,154	(15,968)	(40,000)	70,806	(14,661)	56,145
(Gain) Loss on Sale & Trading Margin	(2,013)	9,452			7,439		7,439
Total Operating Expenses	572,712	470,459			987,203	(89,812)	897,391
Adjusted Income Before Income Taxes	135,127	137,545			328,640	(29,721)	298,919
Income Tax Expense	4,048	48,622	(13,645)	6,000	45,025	(7,534)	37,491
Adjusted Net Income	131,079	88,923			283,615	(22,187)	261,428
Less Income Attributable to Non Controlling Interests	16,580	-			16,580		16,580
Adjusted Net Income Attributable to Shareholders	**$ 114,499**	**$ 88,923**			**$ 267,035**		**$ 244,848**
Shares Outstanding		32,979			74,000		74,000
Adjusted Net Earnings Per Share		$ 2.70			$ 3.61		$ 3.31
Accretion / Dilution					*33.8%*		*22.7%*

(1) Excludes long term compensation of $16.0 million from Triton and assumes a 10% reduction in TAL tax rate.
(2) Reflects $40 million of annual cost synergies for the year and assumes 15% tax on cost savings.

17

18 Purchase Accounting Impact to Income Purchase accounting recorded at new holding company; no impact to existing financing entities or structures (1) Based on $1,400 per 20’ DC.  The non-cash purchase accounting adjustments to income are as follows: » Leasing Revenue: Lease intangible asset created to reflect above-market leases, which is amortized as a reduction to leasing revenue over the remaining lives of such leases » Depreciation: Carrying value of revenue earning assets reduced to reflect lower container prices, thereby reducing the amount of depreciation prospectively » Interest Expense: Interest expense increased to reflect market interest rates as of December 31, 2015 » Other: Reflects amortization of various intangibles including customer list, managed equipment contracts, software, etc.. 2016 2017 2018 2019 2020 Le si g Revenue (121,000) (80,000) (58,000) (34,000) (19,000) D preciati n 101,000 97,000 89,000 88,000 86,000 Interest Expense (12,000) (11,000) (10,000) (8,000) (6,000) Other (9,000) (2,000) (1,000) - - Total Pre-Tax Impact (41,000) 4,000 20,000 46,000 61,000 Total After Tax Impact (26,507) 2,586 12,930 29,739 39,437 Projected Purchase Accounting Impacts (1)

Pro Forma Balance Sheet

TAL

Unaudited Pro Forma Consolidated Balance Sheet
As of December 31, 2015

$ in 000's	Triton	TAL	Purchase Accounting Adjustments	Pro Forma
Assets				
Cash and cash equivalents	$ 79,264	$ 89,209	$ (33,201)	$ 135,272
Accounts receivable, net	127,676	95,709	-	223,385
Container rental equipment & equipment held for sale	4,362,043	3,983,191	(827,567)	7,517,667
Net investment in direct finance leases	68,107	177,737	3,395	249,239
Goodwill & other assets	40,064	88,230	10,491	138,785
Intangible assets	-	-	340,492	340,492
Total assets	$ 4,677,154	$ 4,434,076	$ (506,390)	$ 8,604,840
Liabilities & stockholders' equity				
Accounts payable & other accrued expenses	$ 120,033	$ 56,096	$ (8,069)	$ 168,060
Derivative instruments	257	20,348	-	20,605
Deferred income tax liability	-	456,123	(177,873)	278,250
Debt, net of deferred financing costs & equipment purchase payable	3,179,031	3,236,497	(27,707)	6,387,821
Total liabilities	3,299,321	3,769,064	(213,649)	6,854,736
Class A & B common stock	505	-	(505)	-
Common stock	-	37	37	74
Treasury stock	-	(75,310)	75,310	-
Additional paid in capital	176,088	511,297	(128,081)	559,304
Accumulated other comprehensive (loss) income	(3,666)	(19,195)	19,195	(3,666)
Retained earnings accumulated (deficit) income	1,044,402	248,183	(258,697)	1,033,888
Total stockholders' equity (deficit)	1,217,329	665,012	(292,741)	1,589,600
Non-controlling interest	160,504	-	-	160,504
Total equity	1,377,833	665,012	(292,741)	1,750,104
Total liabilities & stockholders' equity	$ 4,677,154	$ 4,434,076	$ (506,390)	$ 8,604,840
Shares Outstanding		33,395		74,212
Net Book Value Per Share		$ 19.91		$ 21.42

(1) Based on $1,400 per 20'DC
(2) Reflects reduction in NBV of revenue earning assets
(3) Lease intangible reflecting excess NPV of above-market leases.
(4) Impact of below-market interest rates on existing non-callable debt facilities

19

20 Non-GAAP Reconciliation of Adjusted Pre-tax Income, Adjusted Net Income and Adjusted Pre-tax Return of Tangible Equity